UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong 523217

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Explanatory Note:

The Registrant held its 2019 Annual Meeting of Shareholders on February 19, 2019 at its executive offices at Tongsha Industrial Estate, East District, Dongguan, Guangdong 523217, China.

A total of 32,336,871 votes of the Registrant’s common shares present in person or by proxy, representing 73.4% of the combined voting power of the Class A common shares and Class B common shares entitled to vote at the Annual Meeting (voting together as a single class) and constituting a quorum for the transaction of business. Each Class A common share is entitled to one vote, and each Class B common share is entitled to three votes. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1:	Election of Directors

To elect five members of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2020 or until their successors are duly elected and qualified. Silong Chen, Yunhao Chen, Qingshen Liu, Zhiqiang Shao and Zhicong Weng received a plurality of the properly cast votes and were thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Against/Withheld
Nominee	Votes	Percentage	Votes	Percentage
Silong Chen	32,336,871	100%	1	0%
Yunhao Chen	32,336,871	100%	1	0%
Qingshen Liu	32,336,871	100%	1	0%
Zhiqiang Shao	32,336,871	100%	1	0%
Zhicong Weng	32,336,871	100%	1	0%

PROPOSAL 2:	Ratification of Appointment of Independent Auditor

To ratify the appointment of Friedman LLP as the Registrant’s independent registered public accountant for the fiscal year ending June 30, 2019. The proposal was approved by a majority of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Withheld
Votes	Percentage	Votes	Percentage	Votes	Percentage
32,336,795	100%	0	0%	76	0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: February 19, 2019	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer